Exhibit 99.14

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. (the Company”) – Form 40-

We do hereby consent to: (i) the filing of the written disclosure regarding (A) the technical report entitled the “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” effective April 30, 2013 and amended on March 4, 2014 (the “Pre-Feasibility Study”), and (B) the technical report entitled the “Preliminary Economic Assessment for the La Joya Property, Durango, Mexico NI 43-101 Technical Report” with an effective date of October 21, 2013 and amended on March 4, 2014 (the “PEA”), in the Company’s Management Discussion and Analysis (the “MD&A”) for the year ended December 31, 2013 and the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2013, and (ii) the incorporation by reference of the AIF, the MD&A, the Pre-Feasibility Study and the PEA into the Form 40-F Annual Report of the Company for the year ended December 31, 2013 being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”); and (iii) the use of our name in the AIF, the MD&A, and Form 40-F.

DATED the 31st day of March, 2014

Tetra Tech EBA Inc. (formerly EBA Engineering Consultants Ltd.)

By:	“Ian Stewart P. Eng.”
Name: Ian Stewart P. Eng.
Title: Vice President, Mining